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Cameco Withdraws from US Enrichment Project

Saskatoon, Saskatchewan, Canada, March 10, 2003 . . . . . . . . . . . . . .

Cameco Corporation announced today that it no longer plans to join Louisiana Energy Services LP (LES), the limited partnership that intends to build an enrichment facility in the US using Urenco Limited advanced gaseous centrifuge technology. Urenco is a leading European supplier of uranium enrichment services, one of the interim steps in producing fuel for nuclear power stations.

Cameco signed a memorandum of agreement in July 2002 as an initial step toward entering a formal partnership. Even though Cameco supports the project as a very important initiative for the nuclear industry with many positive aspects, the company has concluded that involvement in the project does not meet its requirements.

“Cameco has maintained a good working relationship with the quality partners in the consortium and we would welcome the opportunity to cooperate with them on future business opportunities,” said Jerry Grandey, Cameco’s president and chief executive officer. He added, “Cameco remains committed to our strategy of pursuing growth opportunities in the nuclear energy business.”

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

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